UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41726

ELECTROVAYA INC.
(Translation of registrant’s name into English)

6688 Kitimat Road
Mississauga, Ontario, Canada L5N 1P8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Exhibit 99.1 of this Form 6-K is hereby incorporated by reference as an exhibit to the registrant’s registration statement on Form F-10 (File No. 333-278139).

INDEX TO EXHIBITS

99.1	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROVAYA INC.
(Registrant)

Date: December 16, 2024	By	/s/ Raj Das Gupta
Raj Das Gupta
Chief Executive Officer